Exhibit 99.3

October 18, 2023

CONSENT OF QUALIFIED PERSON

I, Charles Daniel Campbell, consent to the public filing of the technical report titled NI 43-101 Technical Report for the Definitive Feasibility Study for Commercial Lithium Extraction Plant at LANXESS South Plant, with an effective date of August 18, 2023, (the Technical Report) by Standard Lithium Ltd. of Vancouver, British Columbia, Canada.

I also consent to the use of extracts from and the inclusion of a summary of the Technical Report in the September 6, 2023, Press Release.

I confirm that I have read the press release dated 6th of September 2023 issued by Standard Lithium Ltd, (the Disclosure) in which the findings of the Technical Report are disclosed. The Disclosure fairly and accurately represents the information in the Sections of the Technical Report for which I am responsible.

Dated this, October 18, 2023.

ORIGINALLY SIGNED AND SEALED

Charles Daniel Campbell, P.E.
Alliance Technical Group

219 Brown Lane

Bryant, AR 72022

501.771.9969

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